April 6, 2016

VIA EDGAR AND OVERNIGHT COURIER

Mr. Brian Cascio

Accounting Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E. Mail Stop 3030

Washington, DC 20549

Re:	Esterline Technologies Corporation

Form 10-K for the Transition Period November 1, 2014 to October 2, 2015

Filed November 25, 2015

File No. 001-06357

Dear Mr. Cascio:

This letter sets forth the responses of Esterline Technologies Corporation (the “Company”) to the comments of the Securities and Exchange Commission staff (the “Staff”) relating to the Company’s Annual Report on Form 10-K for the Transition Period November 1, 2014 to October 2, 2015 (the “Form 10-K”), contained in your letter dated March 31, 2016 (the “Comment Letter”). The responses are numbered to correspond to the numbers of the comments in the Comment Letter. For ease of reference, we have excerpted the Staff’s comments below.

Item 8. Financial Statements

Consolidated Statement of Operations, page 43

Comment 1

1.	Your consolidated statement of operations is on page 43 while your consolidated statement of comprehensive income (loss) is on page 48. In future filings, please either report comprehensive income in a single continuous financial statement or in two separate but consecutive financial statements. Please refer to ASC 220-10-45-1 through 45-1B and the examples provided at ASC 220-10-55.

Mr. Brian Cascio

U.S. Securities and Exchange Commission

April 6, 2016

Response to Comment 1

We will report comprehensive income in a single continuous financial statement beginning with our second fiscal quarter 2016 Form 10-Q filing.

Consolidated Statement of Cash Flows, page 46

Comment 2

2.	We note the $16 million gain recognized on release of a non-income tax liability. Please describe to us the facts and circumstances leading to recognition of the gain and explain your basis in GAAP for the accounting treatment.

Response to Comment 2

In connection with our fiscal 2011 acquisition of a non-U.S. company, we assumed a contingent liability related to non-U.S. payroll tax liabilities. The contingent payroll tax liability was due from the sale of warrants issued by the non-U.S. company to its employees resulting in a capital gain prior to our acquisition of the business. Because the local jurisdiction tax laws could require the value of the warrants to be treated as wages, we concluded it was probable that the acquired business would be required to pay the employer’s share of payroll taxes for the value of the warrants. The amount of payroll taxes and penalties was probable and could reasonably be estimated. Accordingly, the estimated liability was recorded at acquisition of the non-U.S. business in accordance with ASC 805 and ASC 450. This was supported by due diligence work performed in conjunction with the acquisition performed by a subject matter expert engaged by the Company. In fiscal 2015, due to the expiration the statute of limitations associated with the underlying taxes, the contingent liability was released to income in accordance with ASC 450.

Note 16. Discontinued Operations, page 74

Comment 3

3.	Please tell us whether there were any gains or losses on the sales of Eclipse and PA&E in 2015. In that regard, also tell us whether the $31 million loss recognized in 2015 on assets held for sale in discontinued operations includes gains or losses on disposal of those businesses. Alternatively, explain to us the facts and circumstances leading to the $31 million loss recognized in 2015. Refer to ASC 205-20-45-3 and ASC 205-20-50-1.

Mr. Brian Cascio

U.S. Securities and Exchange Commission

April 6, 2016

Response to Comment 3

In the fourth quarter of fiscal 2014, the Company’s board of directors approved the plan to sell certain non-core business units including Eclipse Electronic Systems, Inc. (“Eclipse”), a manufacturer of embedded communication intercept receivers for signal intelligence applications; Wallop Defence Systems, Ltd. (“Wallop”), a manufacturer of flare countermeasure devices; Pacific Aerospace and Electronics Inc. (“PA&E”), a manufacturer of hermetically sealed electrical connectors; and a small distribution business. In fiscal 2015 and fiscal 2014, we reported net losses from discontinued operations of $37 million and $63 million, respectively, on the face of our income statement. In accordance with ASC 205-20-45-3, this net loss includes the estimated and actual losses on the asset disposals. Based upon the estimated fair values of those businesses, we incurred a $49 million, after tax, loss on assets held for sale in fiscal 2014, which included an $18 million estimated loss on Eclipse, a $13 million estimated loss on PA&E and an $18 million estimated loss on Wallop. In fiscal 2015, the Company recorded a $31 million loss on net assets held for sale, which included a realized $13 million loss on the sale of Eclipse, a realized loss of $229,000 on the sale of PA&E, an estimated loss on assets held for sale for Wallop of $12 million, a $3 million estimated loss on assets held for sale of a small manufacturing business and a $3 million estimated loss on assets held for sale of a small distribution business. The additional losses on the assets were due to either the finalization of the selling prices of the assets disposed or to update the estimated fair values of the assets which continued to be held for sale. The estimated fair values were impacted by current market conditions for the sale transactions based mainly upon the status of negotiations with the potential buyers as of the date of the filing.

Comment 4

As a related matter, in the table presented on page 75, tell us whether the amounts shown for operating earnings (loss) include losses on net assets held for sale. If they do not, please tell us why you believe it is appropriate in GAAP to exclude those losses from a measure of operating earnings (loss).

Response to Comment 4

The $10 million in operating losses does not include the loss on net assets held for sale. In future filings, we will present the loss on net assets held for sale on a separate line immediately above the line entitled operating earnings (loss) per the table on page 75 and revise the total for operating earnings (loss) to include these losses.

Mr. Brian Cascio

U.S. Securities and Exchange Commission

April 6, 2016

*  *  *

Further, as requested in the Comment Letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or questions regarding this letter, please contact the undersigned at (425) 453-9400.

Very truly yours,

/s/ Robert D. George
Robert D. George
Vice President, Chief Financial Officer, and Corporate Development

cc:	U.S. Securities and Exchange Commission (Jeanne Bennett) and (Gary Todd)

Curtis C. Reusser, Chairman, President & Chief Executive Officer, Esterline Technologies Corporation

Perkins Coie LLP (Andrew Bor)

Ernst & Young LLP (Kathy Smith)